THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                   Lincoln National Variable Annuity Account H

                            American Legacy III Plus

                    Supplement to the May 1, 2009 Prospectus

This Supplement dated June 30, 2009, outlines changes to the prospectus for your American Legacy III Plus variable annuity contract. It is for informational purposes and requires no action on your part.

For contracts purchased on or after June 30, 2009, the following optional Living Benefit Riders described in your prospectus will no longer be available for election:

o        Lincoln Lifetime IncomeSM Advantage
o        Lincoln Lifetime IncomeSM Advantage Plus
o        Lincoln SmartSecurity(R) Advantage
o        4LATER(R) Advantage
o        i4LIFE(R) Advantage with Guaranteed Income Benefit


For contracts purchased prior to June 30, 2009 the above-listed living benefit riders, except for i4LIFE(R) Advantage with the Guaranteed Income Benefit, will not be available for election on or after October 13, 2009. For contracts purchased prior to June 30, 2009, contractowners will have the option to elect i4LIFE(R) Advantage with the then current version of the Guaranteed Income Benefit at any time in the future as long as the Guaranteed Income Benefit is available. We reserve the right to discontinue offering i4LIFE(R) Advantage with the Guaranteed Income Benefit in the future according to the provisions of your contract. Should we discontinue offering i4LIFE(R) Advantage with the Guaranteed Income Benefit in the future, you will be notified via a supplement to the prospectus.


i4LIFE(R) Advantage without the Guaranteed Income Benefit will still be available for purchase by both new and existing contractowners.

Lincoln Lifetime IncomeSM Advantage provides minimum, guaranteed, periodic withdrawals for your life or for the lives of you and your spouse. Withdrawals are based on the Guaranteed Amount, which is equal to the initial purchase payment, and is increased by additional purchase payments, automatic step-ups and enhancements. Lincoln Lifetime IncomeSM Advantage Plus provides an increase in the contract value of an amount equal to the excess of the initial Guaranteed Amount over the current contract value. See The Contracts - Living Benefit Riders.

Lincoln SmartSecurity(R) Advantage provides a Guaranteed Amount that may be accessed through periodic withdrawals. The Guaranteed Amount is equal to the initial purchase payment plus any bonus credits adjusted for subsequent purchase payments, bonus credits, step-ups and withdrawals. The Guaranteed Amount may be stepped up to a higher amount according to the provisions outlined in your prospectus. See The Contracts - Living Benefit Riders.

4LATER(R) Advantage guarantees a minimum payout floor in the future for i4LIFE(R) Advantage regular income payments. 4LATER(R) Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of your annuity contract. See The Contracts - Living Benefit Riders.


i4LIFE(R) Advantage with Guaranteed Income Benefit ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See The Contracts - Living Benefit Riders.


A complete description of the provisions of these riders, including the charges associated with these riders, is provided in your prospectus. See The Contracts
- Living Benefit Riders and Charges and Other Deductions - Rider Charges.



If you purchased your contract prior to June 30, 2009, the following provisions within the prospectus relating to the above-listed Living Benefit Riders should be disregarded after October 13, 2009 (unless you have elected a Living Benefit Rider or are eligible to elect i4LIFE(R) Advantage with Guaranteed Income Benefit):


        Under Charges and Other Deductions - Rider charges:
o        Lincoln Lifetime IncomeSM Advantage Charge;
o        Lincoln SmartSecurity(R) Advantage Charge;
o        4LATER(R) Advantage Charge;
o        4LATER(R) Guaranteed Income Benefit Charge.

        Under The Contracts - Living Benefit Riders:
o        Lincoln Lifetime IncomeSM Advantage;
o        Lincoln Lifetime IncomeSM Advantage Plus;
o        Lincoln SmartSecurity(R) Advantage;
o        4LATER(R) Advantage;
o        4LATER(R) with Guaranteed Income Benefit.


If you purchased your contract after June 30, 2009, the above-listed provisions are inapplicable and should be disregarded.

For contracts purchased prior to June 30, 2009, provisions in the prospectus that allow contractowners who have elected Lincoln Lifetime IncomeSM Advantage, Lincoln Lifetime IncomeSM Advantage Plus, Lincoln SmartSecurity(R) Advantage and 4LATER(R) Advantage to drop their riders and purchase another Living Benefit Rider (other than i4LIFE(R) Advantage with the Guaranteed Income Benefit) shall no longer be effective on or after October 13, 2009. Before electing to drop an existing Living Benefit Rider you should consider that you will no longer be able to repurchase that rider or any other Living Benefit Rider (except i4LIFE(R) Advantage with or without the Guaranteed Income Benefit) at a later date. You should consider whether you will be eligible to purchase i4LIFE(R) Advantage with or without the Guaranteed Income Benefit which is available for contracts with contract values of at least $50,000 and at anytime before an annuity payment option is elected. i4LIFE(R) Advantage with the Guaranteed Income Benefit must be elected by age 85 (qualified contracts) or age 99 (non-qualified contracts).You should also consider whether the features of i4LIFE(R) Advantage with or without the Guaranteed Income Benefit will be sufficient to meet your future income needs. Contractowners might consider purchasing i4LIFE(R) Advantage with the Guaranteed Income Benefit if they need an income program that provides periodic variable income payments for life, with a minimum payout floor, the ability to make withdrawals during a defined period of time (Access Period) and a death benefit during the Access Period. i4LIFE(R) Advantage with the Guaranteed Income Benefit uses a slightly lower annuity factor to calculate payments and contractowners might consider other annuity payment options if their annuity payments would be higher. Please refer to the i4LIFE(R) Advantage with the Guaranteed Income Benefit section of your prospectus for more details. Before deciding to drop an existing rider you should consult with your broker dealer representative.

The Investment Requirements provisions of the prospectus will continue to apply to all current elections of the Living Benefit Riders listed above and to any elections of those riders prior to October 13, 2009. In addition, Investment Requirements will apply to elections of i4LIFE(R) Advantage with the Guaranteed Income Benefit on or after October 13, 2009. Investment Requirements will not apply to contractowners who have not elected a Living Benefit Rider and contractowners who have elected i4LIFE(R) Advantage without the Guaranteed Income Benefit.


Please keep this Supplement with your prospectus for future reference.